ING USA Annuity and Life Insurance Company and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity

**Supplement dated December 20, 2006 to the
Contract Prospectus and Statement of Additional Information,
each dated April 28, 2006, as supplemented**

This supplement updates certain information contained in your Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

1. Effective January 13, 2007, ING Goldman Sachs® Capital Growth Portfolio (Service Class) will merge into ING VP Growth Portfolio (Class S). After the close of business on January 12, 2007, all existing account balances invested in ING Goldman Sachs® Capital Growth Portfolio (Service Class) will be transferred to ING VP Growth Portfolio (Class S). As a result of the merger, effective January 13, 2007 all references to ING Goldman Sachs® Capital Growth Portfolio (Service Class) in the Contract Prospectus are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to ING Goldman Sachs® Capital Growth Portfolio (Service Class) after the date of the merger will be automatically allocated to ING VP Growth Portfolio (Class S). You may give us alternative allocation instructions at any time by contacting our service center at:

> Customer Service Center
> P.O. Box 9271
> Des Moines, Iowa 50306-9271
> 1-800-366-0066

See also the Transfers Among Your Investments section of the Contract Prospectus for further information about making fund allocation changes.

2. Effective September 30, 2006, the information for ING VP Global Science and Technology Portfolio, and effective December 1, 2006, the information for ING Legg Mason Partners Aggressive Growth Portfolio appearing in the Contract Prospectus under Appendix B – The Investment Portfolios is deleted and replaced with the following to reflect subadviser name changes.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser**: ClearBridge Advisors, LLC	Seeks long-term growth of capital.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.

3. Effective December 31, 2006, Directed Services, Inc. is being converted to a limited liability company, redomiciled to Delaware, and reorganized as a wholly-owned subsidiary of ING Life Insurance and Annuity Company. Accordingly, effective December 31, 2006, all references to Directed Services, Inc. appearing in the Contract Prospectus and in the SAI are replaced with Directed Services, LLC. Directed Services, LLC remains the principal underwriter and distributor of the Company's contracts and in some cases the investment adviser to the funds currently available under your contract.

4. Effective December 31, 2006, the investment adviser for each of the portfolios under ING Partners, Inc. will change to Directed Services, LLC. Accordingly, effective December 31, 2006, all references to ING Life Insurance and Annuity Company as investment adviser for each portfolio under ING Partners, Inc. appearing in the Contract Prospectus under Appendix B – The Investment Portfolios are replaced with Directed Services, LLC.